Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of CareTrust REIT, Inc. of our report dated March 14, 2014 (August 28, 2014 as to the earnings (loss) per share information described in Note 10 and the condensed combining information in Note 12) relating to the combined financial statements and financial statement schedule of Ensign Properties (which report expresses an unqualified opinion and includes an explanatory paragraph that refers to related party transactions with The Ensign Group, Inc.) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

August 28, 2014